Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: August 4, 2011

Investor Presentation August 2011 Zoran Proprietary and Confidential Copyright 2011 Zoran Corporation All Rights Reserved

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Safe Harbour

This presentation does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information provided in the proxy statement (the “Proxy Statement”) filed by Zoran with the Securities and Exchange Commission (“SEC”) for
Zoran’s stockholder meeting to adopt the merger agreement.  The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ADSs issuable to Zoran stockholders in the proposed merger.  WE URGE INVESTORS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE
WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by
Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.
Forward-looking statements
This presentation
contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’,
‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements.
Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or
Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.
These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged
Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors”
and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly
Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

ZORAN & CSR REPRESENTATIVES
Representative Current Position Background
Dr. Levy Gerzberg President, CEO and Director of Zoran
Co-founded Zoran in 1981
Member of the Consumer Electronics Association
Board of Industry Leaders
Prior experience includes:
Associate Director of Stanford University’s
Electronics Laboratory
Karl Schneider Sr. Vice President, Finance and CFO of
Zoran
VP, Finance and CFO since July 1998 (previously
Comptroller since Jan 1998)
Prior  experience includes:
Senior Finance / Controller roles at KLA-
Tencor, SCM Micro, Reply Corp, Digital F/X,
Flextronics
Ray Burgess Director of Zoran
Zoran director since Apr-2005
President & CEO of Solar Power Technologies
(2009-Present)
Prior experience includes:
President & CEO of TeraVicta
CEO of Tao Group
20+ years of experience at Motorola and
Freescale
Joep van Beurden CEO of CSR
CEO at CSR since November 2007
Prior experience includes:
CEO at NexWave
Canesta, Philips Components, McKinsey &
Co., Royal Dutch Shell

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Copyright 2011 Zoran Corporation All Rights Reserved

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
KEY DEVELOPMENTS SINCE FEB-2011 MERGER ANNOUNCEMENT
Subsequent to the announcement of the Zoran-CSR merger, several developments had negative impacts upon Zoran’s business :
March 2011:  Japanese earthquake, tsunami and ensuing nuclear crisis creates cautious order patterns in the near-term
April 2011:  Cisco, a major customer of Zoran, announced its decision to exit Flip Video
On 09-May-2011 Zoran announced its Q1 results and provided revised guidance
Q1 revenues exceeded analyst consensus estimate ($85mm vs. $83mm)
However, due to the negative developments described above, Zoran guided its Q2 revenue outlook to $80-85mm (compared to a street consensus of $97mm)
On 09-May-2011 CSR publicly indicated that it was evaluating the implications of Zoran’s Q2 guidance
CSR and Zoran engaged in additional reciprocal diligence
Concurrent with CSR’s evaluation, Zoran’s Board re-evaluated available strategic alternatives
Extensive discussion around the merits and risks of (1) continuing as a standalone company, (2)
engaging in a “break-up” involving the sale of individual segments, and (3) a change-of-control transaction involving the whole company

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Copyright 2011 Zoran Corporation All Rights Reserved
KEY DEVELOPMENTS SINCE FEB-2011 MERGER ANNOUNCEMENT
(CONTD.)
Zoran and CSR engaged in negotiations regarding a potential amendment of the merger terms
On 16-Jun-2011, Zoran and CSR announced revised deal terms of $6.26 in cash and 0.589 CSR shares with an implied value of $9.19 per Zoran share
At announcement, the revised deal value of $9.19 per Zoran share was 99.9% of the implied deal value of $9.20 under the Feb-2011 deal terms (1.85 CSR shares per Zoran share)
Additional Information on the Israeli tax issue:
Because of Zoran’s operations in Israel, all Zoran stockholders could be subject to Israeli tax withholding on the gross merger consideration
Zoran has requested tax rulings from the Israeli Tax Authority to provide exemptions from tax withholding for certain U.S. resident and other non-Israeli stockholders. The ITA has not issued any rulings as of 28-Jul-2011
Israeli taxation would apply regardless of the buyer and regardless of the form of the deal consideration
Zoran will provide supplemental disclosure when the tax rulings are finalized

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Offer price for Zoran of $9.19 per share
$6.26 in cash; plus
0.589 CSR ordinary shares per Zoran share
Represents a 1-day premium of 23.4%¹
Total consideration of US$484mm, of which US$313mm in cash and US$171m in stock
Equivalent to an enterprise value of US$233mm, net of Zoran’s cash balance of US$251mm at 31
March 2011, and representing²:
0.6x and 0.5x implied enterprise value / revenues for CY2011E and CY2012E
CY 2012E 8.6x implied enterprise value / EBITDA
CY2012E 38.0x price to earnings ratio
Dr Levy Gerzberg, Co-founder, President and CEO of Zoran to join the CSR Board as a Non-Executive
Director
Shareholder vote on August 30
KEY TRANSACTION TERMS AT ANNOUNCEMENT
(As of 16-Jun-2011)

Source: Zoran Management Revised Forecasts
1. Based on a Zoran closing price of $7.45 of 15-Jun-2011.
2. Based on Revised Forecast (internal plan) per Zoran management.

Spread
Value of Initial Deal
Amended Deal
Cash
Stock

ZORAN ©

COMPARISON OF VALUE TO ZORAN SHAREHOLDERS
Initial vs. Amended Deal (As of 16-Jun-2011)
$9.20
$9.19
$2.93
$6.26
$7.20
$2.00
Implied Deal
Value ($6.26 Cash + 0.589x) on 16-Jun-2011
Zoran Stock Price
Implied Deal Value (1.850x) on 16-Jun-2011
Cash Consideration
(Fixed)
Stock Consideration

Zoran Proprietary and Confidential
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The revised Zoran-CSR merger provides better certainty of value to Zoran shareholders, while retaining future upside from synergies through ownership in the combined company

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Copyright 2011 Zoran Corporation All Rights Reserved
Zoran’s Board, with the assistance of its advisors, undertook a re-evaluation of Zoran’s strategic alternatives, including:
Continue as a standalone entity
Pursue a break-up strategy
Pursue a change-of-control transaction for the whole company (including a merger with CSR)
Zoran’s Board evaluated a range of potential buyers for the individual segments as well as for the whole company within the parameters of the Feb-2011 merger agreement with CSR
Since the Feb-2011 deal announcement, no third-party proposals have been received for any of the individual segments or for the whole company
Key factors evaluated by the Board included:
Near-term and long-term value of alternatives
Execution risk
Timing
Certainty of value
Exposure to business risks (customer, employee, etc.)
Zoran and its advisors conducted negotiations with CSR:
Reciprocal diligence conducted to re-evaluate the business and financial outlook of both companies
Certain Zoran shareholders indicated that increased value certainty through a greater cash component of consideration would be preferable
As a result, Zoran and CSR reached an agreement to amend deal terms to $6.26 in cash and 0.589 CSR shares per Zoran share, equivalent to $9.19 in consideration as of 16-Jun-2011
Zoran evaluated this offer relative to the value and other factors associated with Zoran’s alternatives
Majority of the Board decided the amended deal was in the best interests of Zoran shareholders
Zoran continues to believe that a merger with CSR is the best alternative for its shareholders, given both the value of the CSR deal, relative to other alternatives, and the relative certainty of the CSR deal
OVERVIEW OF ZORAN BOARD PROCESS
Merger with CSR is the Best Alternative for Shareholders

OVERVIEW OF ZORAN / CSR NEGOTIATION
Source: Background Section of Zoran Merger Proxy Filed 06-Jul-2011 As Part Of CSR F-4

29-May-2011
The Zoran board
expressed that the
preliminary proposal
does not reflect
Zoran’s value on a
standalone basis
03-Jun-2011
Revised offer  from
CSR consisting of
$6.00 in cash, 0.371
CSR shares and a
contingent value right
10-Jun-2011
Revised proposal from
CSR with an implied
value of $9.00,
consisting of $6.00 in
cash and 0.585 CSR
shares
27-May-2011
CSR preliminary
proposal of $6.00 in cash
and 0.371 CSR shares
equaling  approximately
$8.25
30-May-2011
In a call between
Goldman Sachs and
JPMorgan, Goldman
Sachs indicated that
Zoran’s management
would be willing to
take back to Zoran’s
board a revised offer
at the value implied by
the original merger
agreement of
approximately $11
06-Jun-2011
At the conclusion of
the Zoran board
meeting, the board
expressed that they
would be prepared to
approve an offer with
an implied value of
$9.71 and directed
management and
Goldman Sachs to
communicate a
counteroffer to CSR
consisting of $7.50 in
cash and an
exchange ratio of 0.4
CSR ordinary shares
per share of Zoran
common stock, for a
total implied value of
$9.71
11-Jun-2011
Differing views among
the members of the
Zoran board, although
all of the members
agreed that the
current revised
proposal is not
acceptable.
11-Jun-2011
CSR increases its
offer to $9.25. Upon
conclusion of the
conversation, Mr. van
Beurden
acknowledged that Dr.
Gerzberg would revert
to his board with a
proposal of $9.26.
12-Jun-2011
CSR indicated that
$9.26 per share is
“final and best” offer
12-Jun-2011
After a discussion on
CSR’s most recent
proposal, the Zoran
board instructed Dr.
Gerzberg and Zoran’s
advisors to make a
counteroffer at $9.50
12-Jun-2011
The Zoran board
determined, by a vote
of four directors voting
in favor and three
against, to accept
CSR’s latest revised
proposal, opting for
the alternative of
$6.26 in cash
consideration and
$3.00 in CSR stock
16-Jun-2011
The Zoran board (with
Messrs. Castor, Fuller
and Smith voting
against) approved and
declared advisable the
merger and the
amended merger
agreement as being in
the best interests of
Zoran and its
stockholders
May June
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QUALITATIVE COMPARISON OF ZORAN’S ALTERNATIVES
Merger with CSR is the Best Alternative for Shareholders
Current
Transaction Standalone
Illustrative
Break-Up
Risk in Execution of
Alternative
Low High High
Delivers Scale and Critical
Complementary Capabilities
Yes No No
Certainty of Value Yes ? No
Upside from Synergy
Potential
Yes No No
Near-Term Value
Recognition
Yes No No
Minimizes Disruption to
Customers and Employees
Yes ? No

In light of the risks associated with the other alternatives, Zoran continues to believe that a merger with CSR is the best alternative for its shareholders

Merger with CSR provides upfront value and more certainty to shareholders on a shorter timeline and is not subject to execution risks inherent in a break-up
Impact on value from dis-synergies
Salability of business segments
ANY PARTIAL OR FULL BREAK-UP SCENARIO WOULD INVOLVE
SIGNIFICANT RISK

Creates significant execution risk and results in uncertain
value with prolonged timing
A shutdown of one or more segments or a break-up and sale of all segments poses significant risk:
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Copyright 2011 Zoran Corporation All Rights Reserved

Overview of Dis-Synergies: Zoran believes that there are significant dis-synergies in either a break-up or a partial shutdown scenario which could create significant value diminution as the dis-synergies would need to be absorbed either by an acquiring entity or by the remaining segments:
Revenue loss from customer disruption / cancellations and employee uncertainty
COGS increases due to reduced wafer volume
R&D increases due to physical design expenses, IT costs and IP that are currently shared across segments
Increased in S&M expenses which are currently shared (local sales offices, trade show expenses etc.)
Increased G&A expenses due to duplication of support infrastructure in each segment
Impact on Sale: Assuming a segment is sold, some of the dis-synergies could be offset by synergies of the acquirer, but it is not certain whether an acquirer will be prepared to pay Zoran for available synergies
Impact of Restructuring:
Assuming a segment is shut down or sold, dis-synergies would need to be reallocated to the remaining businesses, thereby having a negative impact on the profitability of the remaining entity
Impact on Cash: Cash balance of $241mm as of Q2’11 equivalent to $4.82   per share
Expected cash balance in the near-term between $4 - $5 per share which will be further exacerbated by any shutdown costs incurred due to restructuring and due to lower profitability in any break-up scenario
IMPACT ON VALUE FROM DIS-SYNERGIES IN A PARTIAL OR FULL
BREAK-UP IMPEDES SALABILITY AND REDUCES PROFITABILITY

Dis-synergies in any break-up of Zoran will likely negatively impact the profitability, and hence the value, of its segments
Note: Refer to page 18 for additional detail
Source: Zoran Management Revised Forecasts, Dis-synergy estimates per Zoran Management
1. Based on 50mm basic shares outstanding as of Jul-2011.
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Copyright 2011 Zoran Corporation All Rights Reserved
2011E Segment Financials
Status Quo Zoran
HE Mobile Imaging Zoran Dis-Synergies (Incl. Dis-Synergies)
Revenue $ 193 $ 131 $ 64 $ 388 $ 388
COGS $ 110 $ 68 $ 9 $ 187 $ 18 $ 205
Gross Profit $ 83 $ 63 $ 55 $ 201 $(18) $ 183
% Margin 43% 48% 86% 52% 47%
Opex $ 123 $ 66 $ 34 $ 223 $ 6 $ 229
Operating Profit $(41) $(3) $ 21 $(22) $(24) $(46)
% Margin (21)% (2)% 33% (6)% (12)%
1

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Failure to sell all segments would create a highly unattractive “stub” with significantly reduced profitability and impaired future prospects
Uncertain whether Zoran can find suitable buyers, who are willing to pay attractive values for each of its segments, in light of the market check conducted prior to signing the original agreement in Feb-2011
Of 7 potential buyers that were contacted
5 expressed no interest
1 expressed interest, but was focused on acquiring Zoran’s engineers, not business segments
1 put forth a $14/share offer but withdrew the offer within 2 days. Although the buyer expressed interest in the cameras segment, no formal offer was put forth
No inbound interest was received for either the whole company or any of the individual segments since the announcement of the original merger agreement in Feb-2011
There is significant uncertainty about how quickly all of Zoran’s segments can be sold at attractive values in a break-up scenario
It is possible that all segments may not be sold concurrently, thereby resulting in certain segments operating at reduced scale and lower profitability for prolonged periods of time thereby generating negative cash flow and impairing value
SALABILITY OF ALL SEGMENTS IN AN EXPEDITED MANNER AND AT AN
ATTRACTIVE VALUATION IS UNCERTAIN

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Combines complementary technologies that underpin next-generation devices
CSR’s connectivity and location technologies combined with Zoran’s imaging and video processing strengths provide a unique opportunity to offer advanced platform solutions to customers of both companies
Exciting potential for combined product solutions
Creates new growth opportunities within global consumer markets such as internet enabled, location-aware digital cameras and the next generation of home entertainment products and peripherals
Significant long-term revenue synergies
Selected examples include BT-LE remote control / 3D glasses, WiFi connected TV, WiFi and BT enabled Cameras and Printers, Wireless Speakers, Geo-Tagging and Automotive
Infotainment
Preliminary product roadmap has generated positive feedback from existing blue-chip customers of both companies
Selected customers include Samsung, Sony, Panasonic, Nikon, LG, Pioneer, Continental and
Harman Becker
Larger, stronger and more diversified company
Broader scale and global reach
Provides a step change in the addressable markets of both companies
Diversifies revenue base by customer, technology and end-market
CSR IS THE BEST MERGER PARTNER FOR ZORAN
Strong Business Fit

Complementary technologies, such as connectivity and location, coupled with the scale of the combined company will strengthen Zoran and mitigate competitive threat

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Merger with CSR provides Zoran’s shareholders 17% ownership in the combined company and an opportunity to benefit from both revenue and cost synergies
Expected to yield significant cost and opex synergies
$50mm of synergies across the combined group underpinned by two months of detailed integration planning
$35mm of synergies are expected from a reduction in operating expenditures and $15mm from cost of goods sold
Additional $20mm of cost reductions through “rightsizing”
Expected to provide over 15% EPS accretion in 2012 (excluding potential revenue synergies)
Upside to Zoran shareholders through ownership in the combined company
CSR IS THE BEST MERGER PARTNER FOR ZORAN (CONTD.)
Strong Financial Profile

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Copyright 2011 Zoran Corporation All Rights Reserved
Vote FOR the Zoran-CSR merger and maximize the value of your investment
CONCLUSION

Zoran’s Board has evaluated all possible alternatives including Zoran’s standalone prospects, a break-up of the Company and a change-of-control transaction
Merger with CSR provides attractive total consideration, upfront value and greater certainty to
Zoran shareholders
A CSR transaction can be concluded on a shorter timeline and is not subject to execution risks inherent in a standalone or break-up strategy
No buyers have emerged for either the whole Company or for any of the segments
A
merger with CSR creates a larger, more diversified company with significant revenue and cost synergies; Zoran shareholders benefit through their ownership in the combined company

Zoran Proprietary and Confidential Copyright 2011 Zoran Corporation All Rights Reserved Appendix

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SELECTED ANALYST COMMENTARY
“We believe that the acquisition of Zoran by CSR is a positive event for shareholders. We believe that some upside in the share price of Zoran exists given the big premium between the current stock price and the deal price. We believe that, considering the recent performance of Zoran, finding a new home even if at a reduced price is still the best outcome for Zoran shareholders than the alternative of going on its own with a new strategy and potentially new management.”
— Lazard, 17.Jun.2011
“While we had thought Zoran’s Board of Directors would have likely not approved a lower implied offer price of an all-stock transaction, we view the revised terms of the pending acquisition as a positive for
Zoran shareholders as the $313MM cash consideration greatly limits the downside risk of an all-stock transaction. While both Boards have approved the merger terms, it still requires shareholder approval of both companies. We believe this is likely given that, for Zoran shareholders, the new terms include $6.26 in cash per share versus the prior offer which was an all-stock transaction and for CSR shareholders the terms are better as the dilution is less.”
— Wedbush, 17.Jun.2011
“Net of $251M in cash, the enterprise value of $233M represents a valuation of 0.65x EV/Forward Sales, which is well below its peer group average of 1.5-2.0x, which we feel is appropriate… Our $6 PT is based on 0.1x
EV/Forward 2011 Sales. Our 0.1x EV/Sales multiple represents a significant discount to its peer group average of 2.0-2.5x, which we feel is appropriate given the company's exposure to slowing consumer demand and share loss particularly within LCD TVs, and ongoing cash burn.”
— Collins Stewart, 17.Jun.2011
Note: Permission to use quotes neither sought nor obtained

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The break-up analysis conducted by Zoran management assumes the various segments operate as standalone, private entities.
COGS:
COGS increases across all segments due to a reduction in wafer volume driving increased manufacturing costs
OPEX:
R&D increases due to the need for duplication of shared IP, physical design costs, IT costs, etc.
S&M increases due to the need to duplicate local sales offices and trade show expenses, both of which are currently shared
G&A savings resulting from elimination of public company costs and legal fees for corporate activities (assumes segments are sold, thereby leveraging acquirer’s G&A infrastructure)
ZORAN MANAGEMENT ASSUMPTIONS REGARDING DIS-SYNERGIES
Note: Assumptions underlying dis-synergies analysis on page 11
Source: Zoran Management

✓		
	✓	✓	✓
	✓	✓	✓
		✓	
		✓	
	✓	✓	✓
	✓	✓	
	✓	✓	

ZORAN

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Copyright 2011 Zoran Corporation All Rights Reserved
Source: iSuppli, CSR 2011
DIGITAL CAMERA – STRATEGIC OPPORTUNITY
0
100
200
300
400
500
600
2010 2015
SAM ($M)
Camera Chip Connectivity GPS
0

2010 2015
DSC/DVC TAM (M)
DSC DVC
Opportunity for combined
group
Products
Geo-tagging SiRFstarIV GSD4e,
SiRFstarIV GSD4t
Wi-Fi Direct CSR6030
Lower end Camera COACH 13
Higher end Camera COACH 14
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Canon n/a
Nikon
Sony
Kodak n/a
Olympus n/a
Samsung
Fujifilm n/a
Panasonic n/a

Zoran Proprietary and Confidential
Copyright 2011 Zoran Corporation All Rights Reserved
Source: iSuppli, CSR 2011
DIGITAL TV – STRATEGIC OPPORTUNITY
0
50
100
150

2010 2015
DTV TAM (M)
0
500
1000
1500
2000
2500
2010 2015
SAM ($M)
TV Chip FRC Connectivity
Opportunity for combined
group
Products
BT-LE remote control/glasses CSR 1000
Wi-Fi connected TV CSR 6030
Low latency speakers BC5 MM
Differentiated FRC SFRC 501
TV chip SupraHD 795
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Samsung
Sony
LG n/a
Panasonic n/a
Sharp n/a

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Copyright 2011 Zoran Corporation All Rights Reserved
Source: iSuppli, CSR 2011
AUTOMOTIVE – STRATEGIC OPPORTUNITY
0
50
100
150
200
250
2010 2015
Auto TAM (M)
Head Units PNDs
0

1000
1500
2000
2500
2010 2015
SAM ($M)
Infotainment Silicon Connectivity GPS
Opportunity for combined
group
Products
Automotive infotainment CSRprima
PND chip CSRatlasV
DVD play back Zoran
Image capture and AR COACH 14
Existing relationships Positive
feedback to
proposed
strategy
CSR Zoran
Continental
Pioneer
LG
Harman Becker
Sony